CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS ANNUAL
MEETING OF LIMITED PARTNERS AND AMENDMENT TO ITS LIMITED
PARTNERSHIP AGREEMENT

ATHENS, Greece, August 25, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens on August 21, 2014.  At that meeting:

1.	Pierre de Demandolx-Dedons was re-elected to act as a Class I Director until the Partnership’s 2017 annual meeting of Limited Partners (“Proposal One”);

2.
The Fourth Amendment (the “Fourth Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) was approved so as to revise the target distributions to holders of Incentive Distribution Rights  (the “IDRs”) (“Proposal Two”); and

3.
An amendment and restatement of the Partnership’s 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 was approved so as to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 common units to 1,650,000 common units (“Proposal Three”).

No other actions were taken at the meeting.

Proposal One was approved by 97.5% of the Partnership’s common units represented at the meeting (excluding common units owned by its sponsor, Capital Maritime & Trading Corp. (“Capital Maritime” or the “Sponsor”), and its affiliates), Proposal Two was approved by 51.7% of the Partnership’s outstanding common units and 59.5% of the Partnership’s outstanding common units and Class B Convertible Preferred Units voting together as a single class (85.8% of the Partnership’s outstanding common units represented at the meeting and 89.7% of the Partnership’s outstanding common units and Class B Convertible Preferred Units voting together as a single class represented at the meeting), and Proposal Three was approved by 93.9% of the votes cast by the holders of the Partnership’s common units and Class B Convertible Preferred Units voting together as a single class.

Amendment to the Partnership Agreement; Sponsor’s Unilateral Undertaking to Effectively Increase First IDR Threshold

Reset of the IDR Thresholds and Sponsor’s Unilateral Undertaking. Promptly following the adjournment of the annual meeting of Limited Partners, the Partnership’s General Partner and its sponsor, Capital Maritime executed the Fourth Amendment, effective as of August 21, 2014, attached hereto as Exhibit A.

The Fourth Amendment resets the thresholds for the IDRs as follows:

	Quarterly Distribution Per LP Unit	Unitholders	GP	IDRs	Combined GP/IDRs
First Threshold	Until $0.2425	98%	2%	0%	2%
Second Threshold	$0.2425 up to $0.2675	85%	2%	13%	15%
Third Threshold	$0.2675 up to $0.2925	75%	2%	23%	25%
Thereafter	$0.2925	65%	2%	33%	35%

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Proposal Two was supported by a substantial majority of the Partnership’s Limited Partners represented at the meeting.  Following the meeting, the Sponsor unilaterally notified the Partnership that it has decided to waive its rights to receive quarterly incentive distributions between $0.2425 and $0.25.  The Sponsor has waived these rights after discussion with, and with the unanimous support of, the Partnership’s Conflicts Committee.  This waiver effectively increases the First Threshold and the lower bound of the Second Threshold (as referenced in the table above) from $0.2425 to $0.25.

Drop Down Transactions.  As described in more detail in the proxy statement for the Partnership’s annual meeting of Limited Partners, dated July 28, 2014, the approval of Proposal Two and the effectiveness of the Fourth Amendment satisfy certain of the conditions to Capital Maritime’s obligations to contribute to the Partnership three newbuild Daewoo 9,160 TEU eco-flex containerships and two newbuild Samsung eco medium range product tankers at prices below current market value, as well as provide the Partnership with a right of first refusal over six additional newbuild Samsung eco medium range product tankers.

“We are pleased with the show of support from our investors for the proposal to approve an amendment to our Partnership Agreement to revise the target distributions to holders of incentive distribution rights”, said the Chief Executive and Chief Financial Officer of the Partnership’s General Partner, Mr. Ioannis Lazaridis.  “Our decision to unilaterally adjust the first IDR threshold was driven by our recognition of the quality and support of our investor base and reflects our confidence in our growth strategy”, Mr. Lazaridis continued.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected vessel acquisitions or as relates to the Partnership’s growth strategy, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).  These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels.  The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier.  All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

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EXHIBIT A

FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF CAPITAL PRODUCT PARTNERS L.P.

THIS FOURTH AMENDMENT, dated as of August 21, 2014 (this “Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010, as amended (the “LP Agreement”), is entered into by the Partnership.

WHEREAS, the Partnership and Capital Maritime & Trading Corp. (the “General Partner”) have entered into a Master Vessel Acquisition Agreement, dated as of July 24, 2014 (the “Master Agreement”), pursuant to which the Partnership and the General Partner have agreed to certain vessel purchases, options to purchase vessels and charter rates for vessels thereunder;

WHEREAS, the Board of Directors has determined, in accordance with a recommendation from the conflicts committee of the Board of Directors, that amending the LP Agreement to revise the target distributions to holders of Incentive Distribution Rights (as defined in the LP Agreement) in connection with the transactions contemplated by the Master Agreement, is (i) in the best interest of, and fair and reasonable to, the Partnership and its common unitholders exclusive of the general partner of the Partnership and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership) and (ii) on terms no less favorable to the Partnership than those generally provided to or available from unrelated third parties;

WHEREAS, the Board of Directors has determined that the amendments to the LP Agreement set forth herein are necessary and appropriate in connection with the transactions contemplated by the Master Agreement, including the revision of the target distributions to holders of Incentive Distribution Rights;

WHEREAS, a majority of the Partnership’s Common Units and Class B Convertible Preferred Units (voting on an as-converted basis) outstanding and entitled to vote, voting together, and a majority of the Partnership’s Common Units outstanding and entitled to vote, voting separately as a class, at a meeting of the holders of the Partnership’s securities held on August 21, 2014, to consider and vote upon the approval of this Amendment and any other matters required to be approved by the Partnership’s unitholders for execution and delivery of this Amendment and the other transactions contemplated by the Master Agreement, have approved this Amendment at such meeting; and

WHEREAS, all other conditions precedent to the execution and delivery of this Amendment under the Master Agreement have been satisfied or waived by the requisite parties.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows, intending to be legally bound hereby:

1.         Amendments to the LP Agreement.

1.1         Section 1.1 of the LP Agreement is hereby amended to amend and restate in their entirety the following definitions as follows:

“Minimum Quarterly Distribution” means $0.2325 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.3750 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“First Target Distribution” means $0.2425 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.4313 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Second Target Distribution” means $0.2675 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.4688 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Third Target Distribution” means $0.2925 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.5625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

1.2         Section 6.2(b)(v) of the LP Agreement is hereby amended and restated in its entirety as follows:

(v)
Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 33% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

2.         Miscellaneous.

2.1         All other provisions of the LP Agreement are hereby ratified and confirmed in all respects.

2.2         This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

2.3         This Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

GENERAL PARTNER:

Capital GP L.L.C.,

By
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

ORGANIZATIONAL LIMITED PARTNER:

Capital Maritime & Trading Corp.,

By
	Name:	Evangelos M. Marinakis
	Title:	Chief Executive Officer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

Capital GP L.L.C.,

By
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

[Signature Page to Fourth Amendment to LP Agreement of Capital Product Partners L.P.]